

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 22, 2009

Via U.S. Mail and Fax (415-398-9227)
Mr. J. Chris Steinhauser
Chief Financial Officer
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

       Re: **GeoPetro Resources Company**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 24, 2009
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed December 7, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 11, 2009
              Form 10-Q for the Fiscal Quarter Ended June 30, 2009
              Filed August 10, 2009
              Form 10-Q for the Fiscal Quarter Ended September 30, 2009
              Filed November 9, 2009
              File No. 001-16749

Dear Mr. Steinhauser:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director